Filed by Fidelity National Information Services, Inc.

Commission File No. 001-16427

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Worldpay, Inc.

Commission File No. 001-35462

FIS @FISGIobal 15s     The FIS growth story continues! Today we are excited to announce the acquisition of @worldpay. okt.to/9oKaRm FIS and Worldpay to Combine Accelerating the Future of Finance and Commerce Together